UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Chock Full O Nuts Corp
(Name of Issuer)
Common Stock, $.25 par value
(Title of Class of Securities)
17026810
(CUSIP Number)



 CUSIP No.   69076840
(1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of
             Reporting Persons

            Union Bank of Switzerland, None




(2)	Check the Appropriate Box if a Member of a Group (See Instructions)


(a)


(b) X This report includes holdings of certain subsidiaries of the Union Bank of Switzerland (UBS) pursuant to a no action letter to UBS by the staff of the SEC dated November 23, 1992. UBS does not hereby affirm the existence of a group within the meaning of Rule 13d-5(6)(1).

(3)	SEC Use Only


(4)	Citizenship or Place of Organization
            Switzerland



Number of Shares Beneficially Owned by Each Reporting Person
With:

(5)  Sole Voting Power
             607,533 shares of common stock

(6)  Shared Voting Power
               15,000 shares of common stock


(7)  Sole Dispositive Power
              607,533 shares of common stock

(8)  Shared Dispositive Power



(9)	Aggregate Amount Beneficially Owned by Each Reporting
            Person

            622,533           shares of Common Stock


(10)	Check if the Aggregate Amount in Row (9) Excludes Certain
             Shares (See Instructions)


(11)	Percent of Class Represented by Amount in Row (9)
            Approximately   5.5%


(12)	Type of Reporting Person (See Instructions)
              00

Item 1 (a) Name of Issuer:

Chock Full O Nuts Corp


Item 1 (b)  Address of Issuer's Principal Executive Offices:

           370 Lexington Avenue, New York, NY 10017


Item 2 (a) Name of Persons Filing:

 Union Bank of Switzerland


Item 2 (b) Addresses of Principal Business Offices or,
               if none, Residence:

 Bahnhofstrasse 45, 8021 Zurich, Switzerland

Item 2 (c) Citizenship:

Switzerland


Item 2 (d) Title of Class of Securities:

Common Stock, $.25

Item 2 (e)  CUSIP Number:

17026810

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b),check whether the person filing is a:



(a)     Broker or Dealer registered under Section 15 of the Act


(b) X  Bank as defined in section 3(a) (6) of the Act - See
         Item 2(b) of cover sheet


(c) Insurance Company as defined in section 3(a) (19) of the Act


(d) Investment Company registered under section 8 of the Investment Investment Company Act

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
    or Endowment Fund; see sect 240.13d-1(b) (1) (ii) (F)

(g) Parent Holding Company, in accordance with sect 240.13d-1(b) (ii) (G)

(Note:  See Item 7)

(h) X   Group, in accordance with sect 240.13d-1(b) (1) (ii) (H)

                   See item 2(b) of the cover sheet

Item 4 Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in
Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
 .
(a) Amount Beneficially Owned:

    622,533      shares of Common Stock

(b) Percent of Class:

   Approximately  5.5%


 (c) Number of shares as to which such person has:


(I)   sole power to vote or to direct the vote

   607,533    shares of common stock


(ii) shared power to vote or to direct the vote

      15,000  shares of common stock


(iii) sole power to dispose or to direct the disposition of

     607,533 shares of common stock

CUSIP No.    69076840


(iv)  shared power to dispose or to direct the disposition of








Item 5  Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class securities, check the following  [    ]

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8 Identification and Classification of Members of the Group

See Exhibit A attached.

Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Index of Materials Filed as Exhibits


Exhibit A Identification and Classification of Members of Group




SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,. complete and correct.

Date: February 11, 1997

Union Bank of Switzerland

By:
Name:  Robert C. Dinerstein


Title:  Senior Managing Director
          and General Counsel



By:

Name:  Janet R. Zimmer

Title:  Managing Director






Exhibit A

Union Bank of Switzerland
Bank*


UBS Inc.
Parent Holding Company


UBS Finance (Delaware) Inc.
Parent Holding Company

UBS Securities LLC
Broker Dealer



Classified pursuant to no-action relief granted to Union Bank of Switzerland by the staff of the Securities and Exchange Commission in a letter dated November 23, 1992.